EXHIBIT 4.3
Resolutions of Board of Directors
with regard to awards under the
2006 Stock Incentive Plan

     RESOLVED, that the Board of Directors approve the following rules for equity awards granted under the 2006 Stock Incentive Plan, once the plan is approved by shareholders.
Change in Control. Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges:
(i)	any and all outstanding Options granted to the Chief Executive Officer, Chief Financial Officer and any other position that the Committee approves in advance and which approval is stated in their respective option agreements, will become immediately exercisable, after a Change in Control and upon the individual’s termination for any reason other than cause after a Change in Control, and will remain exercisable throughout their entire term; and

(ii)	any Restriction Periods or other restrictions imposed on Restricted Stock, granted to the Chief Executive Officer, Chief Financial Officer and any other position that the Committee approves in advance, and which approval is stated in their respective restricted stock agreements, will lapse, after a Change in Control and upon the individual’s termination for any reason other than cause after a Change in Control.
Grants of Stock Options to Section 16 Employees. Upon termination of a Section 16 Employee’s service with the Company for any reason other than Death, Disability or Retirement, any Option held by such Section 16 Employee may thereafter be exercised to the extent it was exercisable at the time of such termination, but may not be exercised after one year after such termination, or the expiration of the stated term of the Option, whichever period is the shorter. Options that are not exercisable at the time of such termination of Service shall expire at the close of business on the date of such termination. In the event a Section 16 Employee’s Service with the Company is terminated for Cause, all unexercised Options granted to such Section 16 Employee shall immediately terminate.
Grants of Stock Options to Non-Employee Directors. Each Non-Employee Director upon termination of such Director’s service as a Director of the Company after the Director has served more than five years on the Board of the Company, the unexercised portion of an Option held by such Director shall be exercisable through the original term of the option. Upon termination of such Director’s service as a Director of the Company before the Director has served more than five years on the Board of Directors, the unexercised portion of an Option held by such Director shall be exercisable for a period of one year after termination. Any Options granted to a Non-Employee Director shall be administered in accordance with the terms of the Plan solely by the Board of Directors and not by the Committee. Nothing herein shall limit the right of the Board of Directors to issue Stock Options to any Non-Employee Director under the terms of the Plan. A director year starts as of the annual meeting date and ends the day before the next year’s annual meeting date.
Awards to Non-Employee Directors. Any Restricted Stock or RSUs awarded to a Non-Employee Director shall be administered in accordance with the terms of this Plan solely by the Board of Directors and not by the Committee. As applied to Non-Employee Directors, the terms “Service” as used in the Plan shall mean service on the Board of Directors.

Non-Employee Directors. For purposes of these rules, the term “Non-Employee Director” means “non-employee director as defined in Rule 16b-3 adopted pursuant to the Securities Exchange Act of 1934, as amended.